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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):
[ ]Form 10-K    [ ]Form 20-F    [ ]Form 11-K    [X]Form 10-Q    [ ]Form N-SAR
                                                                        -----

                      For Period Ended: September 30, 1998


PART I - REGISTRANT INFORMATION

                         GUNDLE/SLT ENVIRONMENTAL, INC.
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             (Exact name of Registrant as specified in its Charter)


           Delaware                                             22-2731074
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(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                              Identification No.)



   19103 Gundle Road   Houston, Texas                              77073
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(Address of principal executive offices)                          (Zip Code)


(Registrant's telephone number, including area code)         (281) 443-8564
                                                          ----------------------

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonables effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion thereof will be filed on or before the fifteenth calendar report of the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)    The accountant's statement or other exhibit required by the Rule
                12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

During the period whereby the Company's 10-Q would normally be completed, the Company experienced a computer failure. The failure involved the loss of our major network file server and the corruption of financial data. The filing delay resulted from the time required to re-establish an operational computer environment, restore files, process all suspended operational transactions, access financial data, proof the data integrity and resume normal day-to-day activities. We intend to complete the filing on the first calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Keith A. Ponds                                       281-230-8601


(2) Have all other periodic reports required under Section 13 or 15[d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months(or for such shorter period that the registrant was required to file such report) been filed? If answer is no, identify report(s).

                                                   [X]Yes     [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the report or portion thereof?

                                                   [ ]Yes     [X]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      GUNDLE/SLT ENVIRONMENTAL, INC.





DATE  November 17, 1998                     BY /s/ ERNEST C. ENGLISH, JR.
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                                               ERNEST C. ENGLISH, JR.,
                                               VICE PRESIDENT &
                                               CORPORATE CONTROLLER